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                                                                EXHIBIT NO. 3(c)




                            Schedule of Commissions

Subject to terms and conditions of the BD's Agreement, the BD shall be compensated according to the following schedule of the policy forms shown. The payment of commissions is subject to the rules and practices of LBL and LBFS.

                                  COMMISSIONS

(a) All premium paid into the policy will be credited to the first year target premium until the full first year target premium has been paid. Any excess first year premium and all renewal premium will be commissioned as stated in the table.

(b) Increase in face amount after issue will not result in an increase in target premium for commission purposes.

(c) If a term plan is exchanged for a variable universal life policy, full first year commissions will be paid on the premium actually paid by the policy owner. No commission will be payable on premiums which are paid by applying a premium exchange allowance.

(d) No first year commission will paid on any additional target premium resulting from a temporary substandard extra premium.

(e) During the first ten policy years the amounts generated by the above rules will be considered commissions. Thereafter all such amounts are to be considered service fees.

(f) If the withdrawal charges are waived by the COMPANY when an existing policy value is rolled over to a new policy, commissions on the new policy will be reduced by the amount of waived withdrawal charge. The COMPANY'S procedures determine if and when withdrawal charges are waived.

(g) Renewal commissions will not be paid on premiums paid under a continuation of premium rider.

(h) Additional policies and supplements which may be developed by the COMPANY from time to time may be added to the Schedule of Life Commissions by addendum and shall be subject to the same conditions as are set forth in this agreement.